Pricing Term Sheet	Filed pursuant to Rule 433
dated April 26, 2010	Registration File No. 333-156955
Supplementing the Preliminary
Prospectus Supplements
dated April 25, 2010
(To Prospectus dated February 12, 2009)

The PMI Group, Inc.

Concurrent Offerings of

77,765,000 Shares of Common Stock, par value $0.01 per share

(the “Common Stock Offering”)

and

$261,000,000 principal amount of

4.50% Convertible Senior Notes due 2020

(the “Convertible Senior Notes Offering”)

The information in this pricing term sheet relates to the Common Stock Offering and Convertible Senior Notes Offering and should be read together with (i) the preliminary prospectus supplement dated April 25, 2010 relating to the Common Stock Offering, including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated April 25, 2010 relating to the Convertible Senior Notes Offering, including the documents incorporated by reference therein, and (iii) the related base prospectus dated February 12, 2009, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-156955.

Issuer:	The PMI Group, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	PMI / The New York Stock Exchange (“NYSE”).

Trade Date:	April 27, 2010.

Settlement Date:	April 30, 2010.

Common Stock Offering

Title of Securities:	Common stock, par value $0.01 per share, of the Issuer.

Shares Offered and Sold:	77,765,000 shares (or a total of 89,429,750 shares if the underwriters’ over-allotment option to purchase up to 11,664,750 additional shares of the Issuer’s common stock is exercised in full).

Public Offering Price:	$6.15 per share.

Underwriting Discount and Commission:	$0.2982 per share.

Concession to Dealers:	Up to $0.179 per share.

Estimated Expenses of Common Stock Offering, excluding Underwriting Discounts and Commissions:	$1,300,000

Proceeds to Issuer:	The Issuer estimates that the net proceeds of the Common Stock Offering, after deducting underwriting discounts and commissions and before estimated offering expenses, will be approximately $455,065,227 (or approximately $523,325,011 if the underwriters exercise in full their over-allotment option to purchase additional shares).

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC and BofA Merrill Lynch

Co-Manager:	Dowling & Partners Securities, LLC

Convertible Senior Notes Offering

Convertible Senior Notes:	4.50% Convertible Senior Notes due 2020.

Aggregate Principal Amount Offered:	$261,000,000 principal amount of Convertible Senior Notes (or a total of $300,000,000 principal amount of Convertible Senior Notes if the underwriters’ over-allotment option to purchase up to $39,000,000 principal amount of additional Convertible Senior Notes is exercised in full).

Public Offering Price:	100% per Convertible Senior Note.

Underwriting Discount and Commission:	$30 per $1,000 principal amount of Convertible Senior Notes.

Maturity:	The Convertible Senior Notes will mature on April 15, 2020, unless earlier converted, redeemed or repurchased by the Issuer at the holder’s option upon a fundamental change.

Interest Rate:	4.50% per year.

Interest Payment Dates:	Interest will accrue from the Settlement Date or from the most recent date to which interest has been paid or duly provided for, and will be payable semiannually in arrears on April 15 and October 15 of each year, beginning on October 15, 2010, to the person in whose name a note is registered at the close of business on April 1 or October 1, as the case may be, immediately preceding the relevant interest payment date.

NYSE Closing Stock Price on April 26, 2010:	$6.46 per share of the Issuer’s common stock.

Reference Price:	$6.15 per share of the Issuer’s common stock, the Public Offering Price per share in the Common Stock Offering.

Conversion Premium:	27.50% above the Reference Price.

Initial Conversion Price:	Approximately $7.84 per share of the Issuer’s common stock.

Initial Conversion Rate:	127.5307 shares of the Issuer’s common stock per $1,000 principal amount of the Convertible Senior Notes.

Initial Conversion Trigger Price and Initial Optional Redemption Trigger Price:	$10.19, which is 130% of the Initial Conversion Price.

Redemption	The Issuer may not redeem the Convertible Senior Notes prior to April 15, 2015. On or after April 15, 2015 and prior to Maturity, the Issuer may redeem for cash all or part of the outstanding Convertible Senior Notes, but only if the last reported sale price of the Issuer’s common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date the Issuer provides the notice of redemption to holders exceeds 130% of the conversion price in effect on each such trading day. The redemption price will equal 100% of the principal amount of the Convertible Senior Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, payable in cash, plus a “make-whole premium” payment or delivery, as the case may be, in cash, shares of the Issuer’s common stock or a combination of cash and shares of the Issuer’s common stock, at the Issuer’s election, equal to the present values of the remaining scheduled payments of interest on the Convertible Senior Notes to be redeemed through April 15, 2020 (excluding interest accrued to, but excluding, the redemption date). The present values of the remaining interest payments will be computed using a discount rate equal to 3.80%.

Proceeds to Issuer:	The Issuer estimates that the net proceeds of the Convertible Senior Notes Offering, after deducting underwriting discounts and commissions and before estimated offering expenses, will be approximately $253,170,000 (or approximately $291,000,000 if the underwriters exercise in full their over-allotment option to purchase additional Convertible Senior Notes).

Estimated Expenses of Convertible Senior Notes Offering, excluding Underwriting Discounts and Commissions:	$700,000

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC and BofA Merrill Lynch

Co-Manager:	Dowling & Partners Securities, LLC

CUSIP Number:	69344M AK7

Adjustment to Shares Delivered Upon Conversion Upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of the Issuer’s common stock by which the conversion rate will be increased for conversions in connection with a make-whole fundamental change per $1,000 principal amount of Convertible Senior Notes based on the stock price and effective date in such make-whole fundamental change:

	Stock Price
Effective Date	$6.15	$6.50	$7.00	$7.84	$8.50	$10.00	$12.50	$15.00	$17.50	$20.00	$25.00
April 30, 2010	35.0709	31.9338	27.8862	22.4983	19.1949	13.6656	8.0637	4.8234	2.8323	1.5759	0.3019
April 15, 2011	35.0709	31.9276	27.7976	22.3315	19.0000	13.4618	7.9025	4.7103	2.7564	1.5264	0.2797
April 15, 2012	35.0709	31.9816	27.7330	22.1521	18.7775	13.2192	7.7111	4.5811	2.6758	1.4800	0.2709
April 15, 2013	35.0709	31.9831	27.5813	21.8529	18.4245	12.8471	7.4180	4.3781	2.5424	1.3956	0.2417
April 15, 2014	35.0709	31.9819	27.3734	21.4450	17.9439	12.3423	7.0239	4.1082	2.3669	1.2859	0.2053
April 15, 2015	35.0709	31.8979	27.0167	20.8268	17.2337	11.6143	6.4667	3.7309	2.1225	1.1316	0.1490
April 15, 2016	35.0709	31.7473	26.4989	19.9593	16.2475	10.6235	5.7356	3.2568	1.8308	0.9592	0.0981
April 15, 2017	35.0709	31.3639	25.6202	18.6186	14.7648	9.1903	4.7312	2.6342	1.4627	0.7499	0.0428
April 15, 2018	35.0709	30.3564	23.9453	16.3594	12.3741	7.0377	3.3589	1.8432	1.0196	0.5091	0.0000
April 15, 2019	35.0709	27.8082	20.4214	12.1229	8.1697	3.7482	1.6271	0.9338	0.5273	0.2484	0.0000
April 15, 2020	35.0709	26.3155	15.3264	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•

if the stock price is greater than $25.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

•

if the stock price is less than $6.15 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of the Issuer’s common stock issuable upon conversion exceed 162.6016 per $1,000 principal amount of Convertible Senior Notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the preliminary prospectus supplement dated April 25, 2010 for the Convertible Senior Notes Offering.

Pursuant to the terms of the Issuer’s credit facility, the Issuer will use $75 million of the aggregate net proceeds from the Common Stock Offering and the Convertible Senior Notes Offering to repay a portion of its outstanding indebtedness under its credit facility. The Issuer expects to use approximately $45 million of the aggregate net proceeds from the Common Stock Offering and the Convertible Senior Notes Offering for working capital and general corporate purposes for The PMI Group, Inc. The Issuer expects to contribute the remaining net proceeds from the Common Stock Offering and the Convertible Senior Notes Offering to PMI Mortgage Insurance Co., the Issuer’s primary operating subsidiary, with an amount equal to the gross proceeds from the Convertible Senior Notes Offering to be contributed in the form of a surplus note to be issued by PMI Mortgage Insurance Co. to the Issuer, and the remaining amount to be contributed in the form of a contribution to capital.

The following table sets forth the Issuer’s capitalization as of March 31, 2010 on an as adjusted basis after giving effect to the Issuer’s receipt of the estimated net proceeds from the Common Stock Offering and the Convertible Senior Notes Offering after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Issuer. The following table assumes that the underwriters do not exercise their over-allotment options in either the Common Stock Offering or the Convertible Senior Notes Offering.

As of March 31, 2010 As Adjusted (Dollars in thousands)
Long-term debt:
Credit facility	$49,750
Junior subordinated debentures.	51,593
6.000% senior notes due 2016.	163,438
6.625% senior notes due 2036.	84,789
4.50% convertible notes due 2020 offered in the Convertible Senior Notes Offering	167,862

Total long-term debt	$517,432

Shareholders’ equity:
Preferred stock, $0.01 par value: 5,000,000 shares authorized; none issued or outstanding	—
Common Stock, $0.01 par value: 250,000,000 shares authorized; 197,078,767 shares issued	1,971
Additional paid-in capital(1)	1,367,607
Treasury stock, at cost (36,307,448 shares)	(1,305,986)
Accumulated other comprehensive income	71,744
Retained earnings	947,741

Total shareholders’ equity	1,083,077

Total capitalization	$1,600,508

(1)	The recording of the notes reflects the application of Accounting Standards Codification Topic 470-20 (previously FASB Staff Position No. APB 14-1), Accounting for Convertible Debt Instruments That May be Settled in Cash Upon Conversion (Including Partial Cash Settlement), which will be adopted by the Issuer in 2010 subsequent to the offering. Under Topic 470-20, an entity must separately account for the proceeds of convertible debt instruments that have stated terms permitting cash settlement upon conversion by allocating the instrument’s liability and equity components in a manner that reflects our economic interest cost over the life of the instrument. The carrying value of the equity component will be the difference between the initial proceeds of the offering and the fair value of the liability component, or the debt discount. Pursuant to Topic 470-20, the equity component and the liability component of the instrument will be included in additional paid-in capital and long-term debt on the Issuer’s consolidated balance sheet, respectively.

The share numbers above exclude shares of common stock, if any, issuable upon conversion of the Convertible Senior Notes.

The share numbers above also exclude, as of March 31, 2010:

•

7,308,663 shares issuable upon exercise of outstanding stock options with a weighted-average exercise price of $22.98 per share and 1,194,682 shares issuable upon vesting of outstanding restricted stock units;

•	418,693 shares available for future grant under our equity incentive plan; and

•	235,714 shares issuable under our employee stock purchase plan.

The Issuer has filed a registration statement (including preliminary prospectus supplements each dated April 25, 2010 and an accompanying prospectus dated February 12, 2009) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offerings. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, One Madison Avenue, New York, NY 10010, telephone: 1-800-221-1037 or BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attn: Preliminary Prospectus Department, telephone: 1-866-500-5408.

This communication should be read in conjunction with the preliminary prospectus supplements dated April 25, 2010 and the accompanying prospectus. The information in this communication supersedes the information in the relevant preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.